Exhibit 99.1

NICE Selected by Fire Department of New York to Digitally Transform Evidence
Management

Bureau of Fire Investigation for largest fire department in the US will leverage NICE technology to investigate and bring cases involving suspicious fires to resolution faster

Hoboken, N.J., February 10, 2025 – NICE (Nasdaq: NICE) today announced that the Fire Department of New York (FDNY) has selected NICE Investigate, one of the solutions in NICE’s Evidencentral platform, to digitally transform how it manages digital evidence used in fire investigations. The FDNY’s Bureau of Fire Investigation will leverage NICE Investigate to digitally transform how it collects, analyzes and shares digital evidence, and to investigate and bring cases involving suspicious fires to resolution faster. The Fire Department of New York is the largest fire department in the United States and second largest in the world, and is universally recognized as the world's busiest and most highly skilled emergency response agency, responding to millions of emergency calls annually.

Part of the Evidencentral platform, the NICE Investigate cloud-based Software as a Service (SaaS) digital evidence management solution digitally transforms how investigators receive, interact with, manage, and share digital evidence. NICE Investigate also features built-in AI and automation capabilities for object detection and redaction, automated case building, video and audio transcription, optical character recognition (OCR), finding evidence connections, and analytics.

Chris Wooten, Executive Vice President, NICE, said, “As a technology partner to the Fire Department of New York for two decades, NICE is thrilled to continue to support the FDNY through this digital transformation initiative. Technology is essential to modern-day fire departments, and the FDNY is among the most technologically advanced agencies in the nation. With the addition of NICE Investigate, the FDNY Bureau of Investigations will now have one place to manage and store growing digital evidence, and the ability to conduct more efficient and effective fire investigations. Investigators will also be able to share digital evidence with prosecutors through a more streamlined process, and sooner, in support of New York State’s stringent discovery laws.”

The FDNY’s Bureau of Fire Investigation conducts criminal investigations on thousands of arsons and fire-related crimes annually, including fatal and suspicious fires. This requires investigators to collect and analyze many different types of digital evidence, from crime scene photos and computer aided dispatch (CAD) records, to 911 calls and CCTV video. Currently, this process requires investigators to log into different systems, submit manual requests, and physically drive to the location of fires to canvas for and collect CCTV video.

By integrating with the FDNY’s case management and electronic records request systems, NICE Investigate will consolidate evidence into a single pane of glass, giving investigators one place to collect, analyze, store and manage case evidence, including CAD records, interview room video, lab reports, crime scene photos, and supplemental reports. Investigators can also leverage NICE Investigate to request copies of 911 calls, or to reach out to businesses or private citizens with registered CCTV or ring cameras to request CCTV video. Uploaded videos are automatically converted to a playable format.

NICE Investigate’s workflow and automation technology will also make it easier for the FDNY’s Bureau of Fire Investigation team to share digital evidence with law enforcement partners and prosecutors. Investigators can share case files and digital evidence simply by sending a secure link. NICE Investigate automatically tracks when evidence is received and opened.

To ensure a seamless migration to these new capabilities, NICE will be ingesting and indexing digital evidence related to current and ongoing fire investigations (from the FDNY’s current legacy system) into NICE Investigate case folders in the cloud.

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:

•	Visit the NICE website by clicking here.

•	Email PSInfo@NICE.com for more information.

About the Fire Department of New York
As the largest fire department in the United States and the second largest in the world, the Fire Department of New York (FDNY) is universally recognized as the world's busiest and most highly skilled emergency response agency. The FDNY responds to millions of emergency calls annually. The Department's primary mission is to provide fire protection, emergency medical care, fire prevention, and other critical public safety services to residents and visitors of New York City's five boroughs. Since its inception in 1865, the FDNY has helped lead efforts to make New York City the safest large city in the country. The FDNY has more than 17,000 employees, 218 firehouses, 39 EMS stations, and a fleet of more than 1,300 apparatus, specialty vehicles, ambulances and fireboats. As a department within the FDNY, the Bureau of Fire Investigation conducts criminal investigations into arsons and fire-related crimes, to determine the origin and cause of all complex, fatal, and suspicious fires. More info at https://www.nyc.gov/site/fdny/.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

 Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.